

September 16, 2008

<u>Via U.S. Mail</u>
Mr. Isao Teshirogi
Shionogi & Co., Ltd.
1-8 Doshomachi 3-chome
Chuo-ku, Osaka, 541-0045
Japan

> **Re:** **Sciele Pharma, Inc.**
> **Schedule TO-T filed by Tall Bridge, Inc. and**
> **Shionogi & Co., Ltd. on September 8, 2008**
> **SEC File No. 005-60977**

Dear Mr. Teshirogi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

Offer to Purchase

The Merger Agreement, page 28

The Offer, page 29

1.   Please be advised that you must provide payment for all shares validly tendered and not withdrawn "promptly" rather than "as promptly as practicable following the later of (i) the earliest date …[the bidder] is legally permitted to accept such tendered shares and (ii) the earliest date []… each of the conditions to the offer is satisfied or waived." Refer to 14e-1(c) of the Exchange Act of 1934.

Source and Amount of Funds, page 22

Conditions Precedent to the Funding of the Senior Bridge Loan Facility, page 23

2.   Section 3.1(m) of the commitment letter dated September 1, 2008 between Goldman Sachs Japan Co., Ltd. and Shionogi & Co. Ltd. and disclosure under this heading indicate that the earliest date that funds can be received from the senior bridge loan facility is October 16, 2008. Given that the current expiration date of the offer is October 3, 2008, your offer as currently structured does not appear to be consistent with Rule 14e-1(c). Please revise or advise.

3.   Section 3.1(m) of the commitment letter conditions the receipt of financing on an assessment by Goldman Sachs as of October 16, 2008, that there has been no material adverse change in the domestic or international loan, capital or financial markets generally since that date. You disclose on page 23 of the Offer to Purchase that if the conditions specified in Section 3.1 are not met, you will not receive funds and have not arranged alternative financing. Given the conditions to the receipt of funds and disclosure that you have not arranged for alternative sources of funds should the senior bridge loan facility be unavailable, please confirm that you will promptly pay for securities tendered and not withdrawn in the offer. See Section 14(e) of the Exchange Act of 1934.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions

cc: Michael Davis, Esq.
        Davis Polk & Wardwell
        (212) 450-5745 (via facsimile)